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SEC Mail Processing Section

FEB 29 2016

Washington DC 409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-13630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Life Financial Services LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis	MN	55416-1297
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer D. Presnell 763-765-2816
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center, 90 South 7th Street,	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jennifer D. Presnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Life Financial Services, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MOLLY FRAZIER
Notary Public
State of Minnesota
My Commission Expires
January 31, 2020

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Governors and Member
Allianz Life Financial Services, LLC:

We have audited the accompanying statement of financial condition of Allianz Life Financial Services, LLC (the Company) as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allianz Life Financial Services, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Minneapolis, Minnesota
February 25, 2016

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	583,088
Securities owned, at fair value		37,111,099
Accrued interest receivable		254,329
Receivables from affiliates, net		26,135,004
Other assets		149,893
Total assets	$	64,233,413
Liabilities and Member's Equity		
Liabilities:		
Payable to broker-dealers, net	$	26,409,491
State taxes and fees payable		12,590
Accrued expenses		4,600
Total liabilities		26,426,681
Member's equity		37,806,732
Total liabilities and member's equity	$	64,233,413

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Operations

Year ended December 31, 2015

Revenues:	
Revenue from the sale of variable contracts	$ 247,511,201
12b-1 fees earned	56,775,877
Marketing stipend	15,761,037
Investment income	564,696
Loss on firm securities trading accounts	(50,581)
Total revenues	320,562,230
Expenses:	
Commission paid to other broker-dealers	247,511,201
Salaries and employee benefit charges	21,791,884
Marketing	16,656,127
Other expenses	8,179,129
Total expenses	294,138,341
Income from operations	26,423,889
Reimbursement of excess of revenues over expenses to affiliates	(26,474,470)
Net loss	$ (50,581)

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2015

Balance at December 31, 2014	$	37,857,313
Net loss		(50,581)
Balance at December 31, 2015	$	37,806,732

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(50,581)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization of securities owned		180,125
Loss on firm securities trading accounts		50,581
Sale, purchase and other redemption of trading securities, net		3,880,965
Decrease in accrued interest receivable		23,772
Increase in other assets		(11,794)
Increase in receivables from affiliates, net		(1,837,314)
Increase in accrued expenses		1,200
Decrease in payable to broker-dealers, net		(2,187,114)
Net cash provided by operating activities		49,840
Cash and cash equivalents, beginning of year		533,248
Cash and cash equivalents, end of year	$	583,088

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

(a) Description of the Company

Allianz Life Financial Services, LLC (the Company) is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life). Allianz Life is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly owned subsidiary of Allianz Europe, B.V. Allianz Europe, B.V. is a wholly owned subsidiary of Allianz SE. Allianz SE is a European Company registered in Munich, Germany.

The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and operates as a wholesale broker-dealer. It is organized under the laws of Minnesota as a limited liability company. The Company is the distributor of variable annuity products for Allianz Life and Allianz Life Insurance Company of New York (Allianz of New York), a wholly owned subsidiary of Allianz Life. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Allianz Life. The Company does not carry or hold securities for customer accounts.

(b) Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts held in depository institutions and investment in short term money-market funds.

Securities Owned

Investments recorded by the Company are proprietary securities held as investments for its own account. In accordance with specialized accounting for broker-dealers, investments in these securities are recorded on trade-date and are measured initially and subsequently reported at fair value. Accordingly, the investments in these securities are measured at fair value as determined by published quotations. All subsequent gains and losses, both realized and unrealized are reflected in Loss on firm securities trading accounts on the Statement of Operations on a net basis. The Company records interest received and amortization on its fixed-maturity securities separately from Loss on firm securities trading accounts in Investment income on the Statement of Operations.

Other Assets

Deposits paid to the Financial Industry Regulatory Authority, Inc. (FINRA) for advertising and representative fees are recorded as a prepaid asset and expensed as incurred. At December 31, 2015, $149,893 has been recognized as a prepaid expense within Other assets on the Statement of Financial Condition.

Revenues and Expenses

Revenue from sales of variable contracts is recorded monthly, when earned. This revenue is earned as the related premium is recorded by Allianz Life and Allianz of New York for single commission or, over time, based on initial sale and subsequent retention of variable annuities for trail commissions determined by assets under management. Commission expense is recognized in the same manner as the related income is earned.

12b-1 fee revenue is recorded monthly based on a percentage of Allianz Life and Allianz of New York assets under management by certain fund companies.

Distribution expenses are allocated from Allianz Life and Allianz of New York and recognized in the same manner as the related income is earned.

Marketing stipend revenue from sales of variable products is recorded monthly based on the assets under management and sales of products by certain broker-dealers. Related marketing expense is recognized in the same manner as the income is earned. The Company has agreements set up with retail broker-dealers to facilitate distribution of the variable product line. These agreements generally contain fees paid by the Company to the retail broker-dealers as a marketing stipend that is to be used for promotional costs.

Income Taxes

The Company is a single-member limited liability company treated as a disregarded entity pursuant to the Internal Revenue Service's "check-the-box" regulations. While the Company is not liable to file any tax returns with the Internal Revenue Service, its attributes are included in the AZOA federal income tax return. If the Company were to file a federal income tax return on a "stand-alone basis," the Company would incur tax expense of $214,545.

The Company is required by the State of California to pay an $800 annual tax for doing business in the state and paid a fee of $11,790 based on annual income apportioned to California. These expenses are included in Other expenses on the Statement of Income.

The Company had no unrecognized tax benefits as of January 1, 2015, or any unrecognized tax benefits as of December 31, 2015. The Company does not expect any significant changes related to unrecognized tax benefits during the next 12 months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. As of December 31, 2015, the Company has not recognized any interest and penalties.

(Continued)

(c) Recently issued Accounting Pronouncements – Adopted

In March 2014, the Financial Accounting Standards Board (FASB) guidance about the presentation of financial statements, and property, plant and equipment was amended. These amendments apply to either a component of an entity that either is disposed of or meets the criteria to be classified as held for sale or a business that, on acquisition, meets the criteria to be classified as held for sale. Under these amendments, a component of an entity or a group of components of an entity or a business is required to be reported in discontinued operations if the disposal represents a strategic shift that has a major effect on an entity's operations and financial results. A strategic shift may include situations such as disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of the entity. These amendments require additional disclosures about discontinued operations. The amendments in this standard should not be applied to a component of an entity that is classified as held for sale before the effective date even if disposed after the effective date. The amendments are effective, prospectively, within annual periods beginning on or after December 15, 2014 and for interim periods within annual periods beginning on or after December 15, 2015. This guidance does not impact the Financial Statements as the Company does not currently have discontinued operations.

(d) Recently issued Accounting Pronouncements – To Be Adopted

In August 2014, the FASB issued an amendment to provide guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendments are intended to reduce diversity in the timing and content of footnote disclosures. Additional disclosures are required. The revisions are effective for annual periods ending after December 15, 2016 and for annual and interim periods thereafter. The guidance is not expected to have an impact on the Financial Statements.

In May 2014, the FASB issued a new standard for recognizing revenue from contracts when goods and services are transferred to a customer in exchange for payment. The model requires 1) identifying contracts with a customer, 2) identifying separate performance obligations, 3) determining the transaction price, 4) allocating the transaction price to the separate performance obligations and 5) recognizing revenue when (or as) the entity satisfies a performance obligation. The revenue recognition standard does not apply to financial instruments or to insurance contracts. However, the standard will require significantly more disclosures about items that are recorded under the new revenue recognition model. An entity may apply the new guidance using one of the following two methods: (1) retrospectively to each prior period presented, or (2) retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. In July 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09 to the annual reporting period beginning January 1, 2018. The Company is currently evaluating the impact of these revisions on the Financial Statements.

(2) Fair Value Measurements

Securities owned, consisting of U.S. Treasury notes, are carried at fair value on a recurring basis in the Company's financial statements.

The Fair Value Measurements and Disclosures topic of the Codification establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 – Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:

(a) quoted prices for similar assets or liabilities in active markets.

(b) quoted prices for identical or similar assets or liabilities in markets that are not active.

(c) inputs other than quoted prices that are observable.

(d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Company has analyzed the valuation techniques and related inputs, evaluated its assets and liabilities reported at fair value, and determined an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each valuation was classified into Level 1, 2, or 3.

The following table presents the assets measured at fair value on a recurring basis and their corresponding fair value hierarchy at December 31, 2015:

	Total	Level 1	Level 2	Level 3
Assets accounted for at fair value:				
Investment in U.S. Treasury notes	$ 37,111,099	37,111,099	—	—
Total assets accounted for at fair value	$ 37,111,099	37,111,099	—	—

The following is a discussion of the methodologies used to determine fair values for the financial instruments listed in the above table. These fair values represent an exit price (i.e., what a buyer in the market place would pay for a security in a current sale or charge to transfer a liability).

(a) Valuation of U.S. Treasury Notes

The fair value of U.S. Treasury notes is based on quoted market prices for identical securities. Management is responsible for establishing and maintaining adequate internal controls to

prevent or detect material misstatements related to fair value measurements and disclosures. Management has reviewed the pricing sources and noted that all are actively traded in quoted markets and are appropriately classified as Level 1.

(b) Transfers

The Company reviews its fair value hierarchy classifications annually. Changes in the observability of significant valuation inputs identified during this review may cause reclassification of fair value hierarchy levels of financial assets and liabilities. These reclassifications are reported as transfers into/out of the various levels at the end of the period in which the change occurs. The Company has no Level 3 financial assets or liabilities. In addition, there were no transfers into/out of Levels 1 and 2.

(c) Nonrecurring Fair Value Measurements

Occasionally, certain assets and liabilities are measured at fair value on a nonrecurring basis (e.g., impaired assets). At December 31, 2015, there were no assets or liabilities reported at fair value on a nonrecurring basis.

(3) Transactions with Related Parties

For the year ended December 31, 2015, the Company earned commission revenues of $224,100,965 and $23,410,236 from Allianz Life and Allianz of New York, respectively. Commissions and marketing allowance due to broker-dealers are paid by Allianz Life and Allianz of New York on behalf of the Company. At December 31, 2015, the Company had a payable due to broker-dealers of $26,409,491 with corresponding receivables of $24,638,451 and $1,771,040 from Allianz Life and Allianz of New York, respectively, for commission revenue and marketing stipend reflected in Receivables from affiliates, net on the Statement of Financial Condition.

The Company has no employees. Management agreements entered into by and between the Company and Allianz Life and Allianz of New York exist, whereby all expenses, except for commissions and certain marketing expenses, incurred by Allianz Life and Allianz of New York on behalf of the Company are allocated to the Company, including salaries, employee benefits, operating costs, and administrative services incurred by Allianz Life and Allianz of New York on behalf of the Company. During 2015, $30,866,103 was allocated to the Company using an allocation method developed by management of Allianz Life and Allianz of New York.

Under these same agreements with the Company, all 12b-1 fees are assigned by the Company to Allianz Life and Allianz of New York. Allianz Life and Allianz of New York have also agreed to reimburse the Company for the excess of expenses over revenues, exclusive of loss on firm securities trading accounts. In the event that revenues exceed expenses, the Company records a reimbursement to Allianz Life and Allianz of New York to reflect the excess of revenues over expenses incurred, exclusive of loss on firm securities trading accounts. The Company records the net impact of the assignment of 12b-1 fees and the reimbursement of expenses as a reimbursement to or from affiliates on the Statement of Operations. For the year ended December 31, 2015, total revenues exceeded expenses and the Company recorded a reimbursement to Allianz Life and Allianz of New York from

the Company of $26,341,023 and $133,447, respectively under this agreement. The balance due to Allianz Life and Allianz of New York was $286,987 and $0, respectively, and netted within Receivables from affiliates, net on the Statement of Financial Condition. The Company maintains a selling agreement with Questar Capital Corporation, a wholly owned subsidiary of Allianz Life. For the year ended December 31, 2015, the selling agreement resulted in $3,347,915 of commission expense and marketing expense of $53,699 for the Company.

For the year ended December 31, 2015, the Company earned administrative fees of $50,000 from Allianz Life Advisers, LLC, a wholly owned subsidiary of Allianz Life. The amount is included in the 12b-1 fees earned on the Statement of Operations. The Company has receivables of $12,500 related to this agreement reflected in Receivables from affiliates, net on the Statement of Financial Condition at December 31, 2015.

(4) Net Capital Requirement

The Company is subject to Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $1,761,779 as of December 31, 2015. At December 31, 2015, the Company had net capital of $10,512,908, which was $8,751,129 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 2.51:1 at December 31, 2015. The complete computation of net capital and aggregate indebtedness under Rule 15c3-1 of the SEC is located at Schedule I.

(5) Rule 15c3-3 Exemption

The Company does not accept or hold customer funds or accept or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(1). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(6) Commitments and Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or results of the Company.

(7) Subsequent Events

Subsequent events have been evaluated through February 25, 2016, which is the date the financial statements were available to be issued.

Schedule I

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015

Member's equity	$	37,806,732
Deduct – nonallowable assets:		
Receivable from affiliates, net		26,135,004
Other assets		149,893
Net capital before haircuts on securities positions		11,521,835
Haircuts on exempted securities owned and money market funds		1,008,927
Net capital		10,512,908
Minimum capital required to be maintained (greater of 6 2/3% of aggregate indebtedness or $5,000)		1,761,779
Net capital in excess of requirement	$	8,751,129
Aggregate indebtedness	$	26,426,681
Ratio of aggregate indebtedness to net capital		2.51 : 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the unaudited Part II of Form X-17A-5 filed on January 27, 2016, and the above audited computation.

See accompanying report of independent registered public accounting firm.

Schedule II

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Computation for the Determination of the Customer Account Reserve
Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

See accompanying report of independent registered public accounting firm.

Schedule III

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Information Relating to Possession or Control
Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Governors and Member
Allianz Life Financial Services, LLC:

We have reviewed management's statements, included in the accompanying Allianz Life Financial Services, LLC's Exemption Report, in which (1) Allianz Life Financial Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Minneapolis, Minnesota
February 25, 2016

Allianz Life Financial Services, LLC's Exemption Report

Allianz Life Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made certain by brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1), (the "exemption provisions").

(2) The Company met the exemption provisions throughout the most recent fiscal year without exception.

I, Jennifer Presnell, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Jennifer Presnell
Chief Financial Officer
Allianz Life Financial Services, LLC

February 25, 2016

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 1-6-15
Authorized Signature/Title Date

SIPC-3 2015

8-

8-013630 FINRA DEC 12/30/1970
ALLIANZ LIFE FINANCIAL SERVICES LLC
ATTN ANNETTE MINOR
CORPORATE COMPLIANCE MANAGER
5701 GOLDEN HILLS DR
MINNEAPOLIS, MN 55416-1297

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending <u>December 31, 2015</u> its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Change of Address. If the Broker-Dealer's principal place of business has changed, please make the necessary corrections.

Legal Name	Doing Business As (d/b/a)
Business Address	Mailing Address
Business Address continued	Mailing Address continued
Business City/State/Zip	Mailing City/State/Zip
Phone Number	Alternate Phone Number
Fax Number	Primary Contact
Email Address	

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Governors and Member
Allianz Life Financial Services, LLC:

We have audited the accompanying statement of financial condition of Allianz Life Financial Services, LLC (the Company) as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allianz Life Financial Services, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Minneapolis, Minnesota
February 25, 2016

SEC
Mail Processing
Section

FEB 29 2016

Washington DC
409

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Financial Statements with Supplementary Information

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)